UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

NEXTDECADE CORPORATION

(Name of issuer)

Common Stock, $0.0001 par value

(Title of class of securities)

65342K105

(CUSIP number)

Ms. Samantha H. Crispin

Baker Botts L.L.P.

2001 Ross Avenue

Dallas, Texas 75201

Telephone: (214) 953-6497

Fax: (214) 661-4497

(Name, address and telephone number of person authorized to receive notices and communications)

October 22, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No. 65342K105

(1)	Names of reporting persons Kathleen Eisbrenner
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) IN

STATEMENT ON SCHEDULE 13D

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed for Kathleen Eisbrenner (the “Reporting Person”). Ms. Eisbrenner was the former Chairperson of the Board of Directors of NextDecade Corporation (the “Issuer”). This Amendment No. 2 amends, solely to the extent set forth herein, the Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission (the “Commission”) on August 3, 2017 and Amendment No. 1 to Schedule 13D filed on March 20, 2018. This Amendment No. 2 is being filed as a result of the Reporting Person’s death on May 9, 2019, and subsequent transfer of her shares, upon which the Reporting Person ceased to be the beneficial owner of more than five percent of Shares. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

Item 2.	Identity and Background

Item 2 is hereby amended and restated as follows:

(a) — (c) The person for which this statement is filed is Kathleen Eisbrenner, an individual and former Texas resident (“Eisbrenner” or the “Reporting Person”). Ms. Eisbrenner served as the Chairperson of the Board of Directors of the Issuer. Her business address was 1000 Louisiana Street, Suite 3900, Houston, Texas 77002.

(d) — (f) Ms. Eisbrenner had not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Eisbrenner was a Texas resident and a citizen of the United States of America.

Item 3.	Source and Amounts of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

Not applicable as no purchases of Shares have been made since the death of Ms. Eisbrenner.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended and restated as follows:

Ms. Eisbrenner passed away on May 9, 2019, and Mr. Raymond Eisbrenner was subsequently appointed as the sole executor of her estate. Prior to her death, Ms. Eisbrenner owned 8,685,633 shares and Mr. Eisbrenner owned 28,449 shares. Under applicable community property laws in the state of Texas, Mr. Eisbrenner was deemed to own 4,328,567 shares. On October 22, 2019, in his capacity as executor of the estate, Mr. Eisbrenner executed documents transferring title to 4,328,567 shares to himself and 4,357,066 shares to Ms. Eisbrenner’s estate. As a result, no shares are titled in Ms. Eisbrenner’s name.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a), (b), (c) and (d) of Item 5 is hereby amended and restated as follows:

(a) As of the date of this report, Ms. Eisbrenner does not beneficially own any Shares.

(b) Not applicable.

(c) Ms. Eisbrenner had not effected a transaction in the Shares during the 60 calendar days preceding the date of this Schedule 13D.

(d) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated follows:

None.

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby amended and restated as follows:

None.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2019	Kathleen Eisbrenner (deceased)

	By:	/s/ Raymond Eisbrenner
Raymond Eisbrenner, independent executor of Estate of Kathleen Eisbrenner